Advisory: TransAlta fourth quarter 2008 results and conference call

CALGARY, Alberta (January 13, 2009) – TransAlta Corporation (TSX: TA; NYSE: TAC) will release its fourth quarter 2008 results before market open on Thursday, January 29, 2009. A conference call and webcast to discuss the results will be held for analysts, members of the media and other interested parties the same day beginning at 9:00 a.m. Mountain (11:00 a.m. Eastern). The media will be invited to ask questions following analysts and investors.

Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Jennifer Pierce" as moderator.

Dial-in numbers:
For local Calgary participants – (403)-269-4703
For local Toronto participants – (416)-883-7132
Toll-free North American participants – 1-888-205-4499
Participant pass code –  26326#

A link to the live Web cast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1-877-245-4531 with TransAlta pass code 778513#. A transcript will be posted on TransAlta’s website approximately one day after the conference call.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For nearly 100 years, we've been a responsible operator and a proud contributor to the communities where we work and live.

For more information:

Media Inquiries: Michael Lawrence Manager, External Relations Phone: (403) 267-7330 Email: michael_lawrence@transalta.com	Investor Inquiries: Jennifer Pierce Vice President, Communications & Investor Relations Phone: (403) 267-7622 Email: investor_relations@transalta.com